United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Six months ended June 30,
	2010	2011	2012	2013	2014	2014	2015
	(US$ million)
Income before income taxes and equity results	20,314	26,799	5,387	6,731	1,109	5,332	(2,260)
Fixed charges:
Interest costs - capitalized	164	234	335	235	588	193	373
Interest costs - expensed	2,646	2,465	1,251	1,335	1,148	784	423
	2,810	2,699	1,586	1,570	1,736	977	796
Amortization of capitalized interest	45	54	67	77	15	7	6
Distributed income of equity investees	1,161	1,038	460	834	568	219	212
	24,330	30,590	7,500	9,212	3,428	6,535	(1,246)
Less: interest capitalized	(164)	(234)	(335)	(235)	(588)	(193)	(373)
	24,166	30,356	7,165	8,977	2,840	6,342	(1,619)
Ratio of earnings to fixed charges (1)	8.60	11.25	4.52	5.72	1.64	6.49	(2.03)

(1) In the six months ended June 30, 2015, earnings available for fixed charges were inadequate to cover total fixed charges. The amount of the deficiency was US$2,415 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Luciano Siani Pires
Date: September 29, 2015		Luciano Siani Pires
Executive Director

	By:	/s/ Humberto Freitas
Humberto Freitas
Executive Director